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                                                                 Exhibit 12(a)


                           XEROX CREDIT CORPORATION
              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                (In Millions)


                          Six Months Ended
                               June 30,          Year Ended December 31,
                             1998   1997     1997   1996   1995   1994   1993
Income before income taxes  $  68  $  64    $ 123  $ 123  $ 119  $ 147  $ 154

Fixed Charges:
Interest expense (2)
  Xerox debt                    6      3        3      5      6      5      4
  Other debt                  111    105      214    199    213    197    205
    Total fixed charges       117    108      217    204    219    202    209

Earnings available for
 fixed charges              $ 185  $ 172    $ 340  $ 327  $ 338  $ 349  $ 363

Ratio of earnings to
 fixed charges (1)           1.58   1.59     1.57   1.60   1.54   1.73   1.74


(1) The ratio of earnings to fixed charges has been computed by dividing total earnings available for fixed charges by total fixed charges.

(2) Debt has been assigned to discontinued operations based on the net assets of the discontinued operations and the debt-to-equity ratios in accordance with the Company's guideline. Beginning in 1995, the amount of interest expense that would have been allocated to discontinued operations was insignificant and therefore is now being reported within continuing operations and included in the fixed charges. Discontinued operations consist of the Company's third party financing and real estate businesses.






















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